2026 Notice of annual general meeting The annual general meeting of Rio Tinto plc will be held at 9:00am on Wednesday, 6 May 2026 at etc.venues, 50-52 Chancery Lane, London WC2A 1HL, in parallel with, and at the same time as, the annual general meeting of Rio Tinto Limited, held at the Grand Ballroom, The Westin Perth, 480 Hay Street, Perth, Western Australia. Arrangements for the meeting have changed this year. For further information, see the Chair’s Letter on page 2. Shareholders attending the meeting virtually will be able to participate online, with access to a live webcast of the meeting and the ability to vote and ask questions. Details on how to attend the meeting online are set out on page 16. To lodge your vote ahead of the annual general meeting, please complete and submit a proxy form in line with the instructions set out in this notice. This document is important and requires your immediate attention. If you have any doubts about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser, immediately. If you have sold or transferred all of your shares in Rio Tinto plc, please send this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. A copy of this notice and other information required by section 311A of the Companies Act 2006 can be found by visiting riotinto.com/agm. EXHIBIT 99.2

Letter from the Chair Dear shareholders, I am pleased to invite you to Rio Tinto plc’s 2026 Annual General Meeting (AGM), which will be held on Wednesday, 6 May 2026 at 9:00am at etc.venues, 50-52 Chancery Lane, London WC2A 1HL. This notice of meeting describes the business that will be proposed at the meeting and sets out the procedures for your participation and voting. New meeting arrangements At Rio Tinto, we are focused on embedding a stronger, sharper and simpler way of working across the business. In keeping with this approach, the Rio Tinto plc AGM will be held in parallel with, and at the same time as, the AGM of Rio Tinto Limited. The meetings will be linked by audio-visual communication facilities so shareholders of both entities can listen to and participate in a joint discussion. My fellow Directors and I will be present in person at the Rio Tinto Limited meeting in Perth and present at the Rio Tinto plc AGM by way of the audio-visual communication facilities. Rio Tinto plc shareholders may attend the Rio Tinto plc meeting in person in London or participate online. All Rio Tinto plc shareholders will be able to hear directly from the Board by way of a live stream from Perth. All shareholders can also ask questions of the Board and vote on the AGM business. Likewise, Rio Tinto Limited shareholders may attend the Rio Tinto Limited AGM either in person in Perth or online. Your Board believes this approach reflects our commitment to sound governance, making effective use of management and Board time while preserving shareholder access and participation. We very much value engagement with our shareholders and we are committed to ensuring meaningful access to the Board for all shareholders. As a result, in 2027 our directors will attend the Rio Tinto plc AGM in London in person, with the Rio Tinto Limited AGM held contemporaneously in Australia. We intend to continue this arrangement for future AGMs, with directors alternating their attendance each year between London and Australia. Both sets of shareholders will have the opportunity to participate in the joint Q&A session each year. Board changes As we have previously announced, there have been a number of changes to the Rio Tinto Board since our last meeting. In August 2025, Simon Trott succeeded Jakob Stausholm as Chief Executive and joined the Board as an Executive Director. Over 2025, we completed the latest phase of Board refreshment following a transitional period where we retained the expertise and experience of longer‑serving Directors as newer Directors familiarised themselves with the Group. This concluded with Kaisa Hietala, Sam Laidlaw, Simon Henry and Martina Merz stepping down from the Board. I thank those Directors for their service to Rio Tinto and for their valuable contributions during their time on the Board. Business of the meeting This year, the meeting will include three separate resolutions relating to remuneration. Two of these, Resolutions 2 and 3, are in relation to approval of the 2025 Remuneration Report as required under UK law and Australian law respectively. The third resolution, Resolution 4, refreshes shareholder approval under Australian law for the giving of potential termination benefits in line with our Remuneration Policy and practices. Shareholders granted approval in similar terms for three years in 2023 and we are now seeking approval at this meeting for a further three years. All other items of business proposed are consistent with those submitted last year. Resolutions 1 to 17 are proposed as joint decision matters to be voted on by both Rio Tinto plc and Rio Tinto Limited shareholders. Resolutions 18 to 21 are matters specific to Rio Tinto plc, to be voted on by Rio Tinto plc shareholders only. The Board is unanimously of the opinion that Resolutions 1 to 21 (inclusive) proposed in this notice are in the best interests of shareholders and of Rio Tinto as a whole. We recommend that you vote FOR these resolutions. Shareholders who are unable to participate in the meeting are strongly encouraged to complete and submit a proxy form by no later than 9:00am on Friday, 1 May 2026 in line with the instructions on pages 16-18. Submitting a proxy form will ensure your vote is recorded but it does not prevent you from participating in and voting at the meeting either in person or online, as described on page 17. Voting results for all resolutions will be announced to the relevant stock exchanges and published on our website following the conclusion of the AGMs. I look forward to welcoming you to the AGM and thank you for your continued support of Rio Tinto. Yours sincerely Dominic Barton Chair 20 March 2026 2Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Notice of annual general meeting Notice is given that the AGM of Rio Tinto plc (the Company) will be held at etc.venues, 50-52 Chancery Lane, London WC2A 1HL, at 9:00am on Wednesday 6 May 2026, (in parallel with, and at the same time as, the AGM of Rio Tinto Limited held at the Grand Ballroom, The Westin Perth, 480 Hay Street, Perth, Western Australia) for the purposes set out below: The Board recommends that shareholders vote FOR all resolutions. Resolution 1 Receipt of the 2025 Annual Report To receive the financial statements, Strategic Report, Sustainability Report and the reports of the Directors and auditors for the year ended 31 December 2025. Resolution 2 Approval of the Directors’ Remuneration Report: Implementation Report To receive and approve the Directors’ Remuneration Report: Implementation Report for the year ended 31 December 2025, as set out in the 2025 Annual Report on pages 122-126 and 129-149, comprising the Annual Statement by the People & Remuneration Committee Chair and the Implementation Report (together, the Implementation Report). This resolution is advisory and is required for UK law purposes. Resolution 3 Approval of the Directors’ Remuneration Report To approve the Directors’ Remuneration Report for the year ended 31 December 2025, as set out in the 2025 Annual Report on pages 122-149. This resolution is advisory and is required for Australian law purposes. Resolution 4 Approval of potential termination benefits To approve for all purposes (including for the purposes of sections 200B and 200E of the Australian Corporations Act 2001) the giving of benefits to persons (Relevant Executives) who, from time to time, are key management personnel (KMP) of Rio Tinto Limited or who, from time to time, hold a managerial or executive office (as defined in the Australian Corporations Act 2001) in Rio Tinto Limited or a related body corporate, in connection with the person ceasing to hold an office, or position of employment, in Rio Tinto Limited or a related body corporate for the period commencing from the date the resolution is passed, until the conclusion of Rio Tinto’s 2029 AGMs. Resolution 5 To elect Simon Trott as a Director Resolution 6 To re-elect Dominic Barton BBM as a Director Resolution 7 To re-elect Peter Cunningham as a Director Resolution 8 To re-elect Dean Dalla Valle as a Director Resolution 9 To re-elect Susan Lloyd-Hurwitz AM as a Director Resolution 10 To re-elect Jennifer Nason as a Director Resolution 11 To re-elect Joc O’Rourke as a Director Resolution 12 To re-elect Sharon Thorne as a Director Resolution 13 To re-elect Ngaire Woods CBE as a Director Resolution 14 To re-elect Ben Wyatt as a Director Resolution 15 Re-appointment of auditors To re-appoint KPMG LLP as auditors of Rio Tinto plc to hold office until the conclusion of Rio Tinto’s 2027 AGMs. Resolution 16 Remuneration of auditors To authorise the Audit & Risk Committee to determine the auditors’ remuneration. 3Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Notice of annual general meeting continued Resolution 17 Authority to make political donations To authorise Rio Tinto plc, and any company which is a subsidiary of Rio Tinto plc at the time this resolution is passed or becomes a subsidiary of Rio Tinto plc at any time during the period for which this resolution has effect, to: (a) make donations to political parties and independent election candidates; (b) make donations to political organisations other than political parties; and (c) incur political expenditure, provided that in each case any such donations or expenditure made by Rio Tinto plc or a subsidiary of Rio Tinto plc shall not exceed £50,000 per company, and that the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed £100,000. This authority shall expire at the conclusion of Rio Tinto’s 2027 AGMs (or, if earlier, at the close of business on 30 June 2027). Resolution 18 General authority to allot shares To authorise the Directors, pursuant to and in accordance with section 551 of the UK Companies Act 2006 (the Companies Act), to exercise all the powers of the Company to allot, or to grant rights to subscribe for or convert any securities into, shares in the Company up to an aggregate nominal amount of £41,831,863. Such authority to apply in substitution for all previous authorities pursuant to section 551 of the Companies Act (but without prejudice to any allotment of shares or grant of rights pursuant to an offer or agreement made before the expiry of the authority pursuant to which such offer or agreement was made) and to expire (unless previously renewed, varied or revoked by the Company in a general meeting) at the end of the AGM of the Company held in 2027 (or, if earlier, at the close of business on 30 June 2027) but, so that the Company may make offers and enter into agreements during this period, which would, or might, require shares to be allotted or rights to subscribe for or to convert any security into shares to be granted after the authority ends and the Directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired. Resolution 19 Disapplication of pre-emption rights To pass the following resolution as a special resolution: To authorise the Directors, pursuant to section 570 and section 573 of the Companies Act, if Resolution 18 above is passed, to allot equity securities (as defined in section 560(1) of the Companies Act) wholly for cash under the authority given by Resolution 18 and/or to sell ordinary shares held by the Company as treasury shares for cash as if section 561 of the Companies Act did not apply to any such allotment or sale, such authority to be limited to: (a) the allotment of equity securities or sale of treasury shares made in connection with a pre-emptive offer; and (b) otherwise than in connection with a pre-emptive offer, the allotment of equity securities or sale of treasury shares up to an aggregate nominal amount of £16,267,771. Such authority to apply in substitution for all existing authorities pursuant to section 570 and section 573 of the Companies Act (but without prejudice to any allotment of equity securities or sale of treasury shares pursuant to an offer or agreement made before the expiry of the authority pursuant to which such offer or agreement was made) and such authority to expire (unless previously renewed, varied or revoked by the Company) at the end of the AGM of the Company held in 2027 (or, if earlier, at the close of business on 30 June 2027) but, in each case, prior to its expiry the Company may make offers and enter into agreements which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the authority expires and the Directors may allot equity securities (and sell treasury shares) under any such offer or agreement as if the authority had not expired. For the purposes of this Resolution: (a) pre-emptive offer means an offer of equity securities, open for acceptance for a period fixed by the Directors, to (i) holders (other than the Company) on the register on a record date fixed by the Directors of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings and (ii) other persons so entitled by virtue of the rights attaching to any other securities held by them, but subject in both cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory; (b) references to an allotment of equity securities shall include a sale of treasury shares; and (c) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of such shares that may be allotted pursuant to such rights. 4Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Notice of annual general meeting continued Resolution 20 Authority to purchase Rio Tinto plc shares To pass the following resolution as a special resolution: That: (a) Rio Tinto plc, Rio Tinto Limited and/or any subsidiaries of Rio Tinto Limited be generally and unconditionally authorised to purchase ordinary shares issued by the Company (RTP Ordinary Shares), such purchases to be made in the case of the Company by way of market purchase (as defined in section 693 of the Companies Act), provided that this authority shall be limited: (i) so as to expire at the end of the AGM of the Company held in 2027 (or, if earlier, at the close of business on 30 June 2027), unless such authority is renewed, varied or revoked prior to that time (except in relation to a purchase of RTP Ordinary Shares, the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry); (ii) so that the number of RTP Ordinary Shares, which may be purchased pursuant to this authority, shall not exceed 125,495,589; (iii) so that the maximum price (exclusive of expenses) payable for each such RTP Ordinary Share is an amount equal to the higher of: (a) 5% above the average of the middle market quotations for an RTP Ordinary Share as derived from the London Stock Exchange Daily Official List during the period of five business days immediately preceding the day on which such share is contracted to be purchased; and (b) the higher of the price of the last independent trade of an RTP Ordinary Share and the highest current independent bid for an RTP Ordinary Share on the trading venue where the purchase is carried out; (iv) so that the minimum price (exclusive of expenses) payable for each such RTP Ordinary Share shall be its nominal value; and (b) the Company be authorised for the purpose of section 694 of the Companies Act to purchase off-market from Rio Tinto Limited and/or any of its subsidiaries any RTP Ordinary Shares acquired under the authority set out under (a) above pursuant to one or more contracts between the Company and Rio Tinto Limited and/or any of its subsidiaries on the terms of the form of contract which has been produced to the meeting (and is for the purpose of identification marked “C” and initialled by the Company Secretary) (each, a Contract) and such Contracts be approved, provided that: (i) such authorisation shall expire at the end of the AGM of the Company held in 2027 (or, if earlier, at the close of business on 30 June 2027); (ii) the maximum total number of RTP Ordinary Shares to be purchased pursuant to such Contracts shall be 125,495,589; and (iii) the price of RTP Ordinary Shares purchased pursuant to a Contract shall be equal to the average of the middle market quotations for an RTP Ordinary Share as derived from the London Stock Exchange Daily Official List during the period of five business days immediately preceding the day on which such share is contracted to be purchased multiplied by the number of RTP Ordinary Shares the subject of the Contract, or such lower price as may be agreed between the Company and Rio Tinto Limited, being not less than one penny. Resolution 21 Notice period for general meetings other than AGMs To pass the following resolution as a special resolution: That a general meeting other than an AGM may be called on not less than 14 clear days’ notice. Note: In accordance with Rio Tinto’s DLC structure, as Joint Decision Matters, Resolutions 1 to 17 (inclusive), will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders as a joint electorate. Resolutions 18 to 21 (inclusive) will be voted on by Rio Tinto plc shareholders only. Resolutions 1 to 18 (inclusive) will be proposed as ordinary resolutions and Resolutions 19 to 21 (inclusive) will be proposed as special resolutions. By order of the Board Andy Hodges Group Company Secretary 6 St James’s Square London SW1Y 4AD 20 March 2026 5Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Explanatory notes to the resolutions Resolution 1 Receipt of the 2025 Annual Report The Directors are required by company law to present the 2025 Annual Report comprising the 2025 financial statements, the Strategic Report, the Sustainability Report, the Directors’ Report and the Auditors’ Report to the AGM. These can be accessed at riotinto.com/annualreport. Resolution 2 Approval of the Directors’ Remuneration Report: Implementation Report The Implementation Report for the year ended 31 December 2025, comprising the Annual Statement by the People & Remuneration Committee Chair and the Implementation Report, is set out on pages 122-126 and 129-149 of the 2025 Annual Report. The Implementation Report describes the remuneration arrangements in place for each Executive Director, other members of the Executive Committee and the Non-Executive Directors (including the Chair) during 2025. The Annual Statement by the People & Remuneration Committee Chair provides context to 2025 remuneration outcomes, together with information to help shareholders understand what the executives were paid in 2025. This resolution is advisory and is required for UK law purposes. Resolution 3 Approval of the Directors’ Remuneration Report The Directors’ Remuneration Report for the year ended 31 December 2025 consists of the Annual Statement by the People & Remuneration Committee Chair, Remuneration at a glance – a summary of the Remuneration Policy and the Implementation Report. The Remuneration Report is set out on pages 122-149 of the 2025 Annual Report. This resolution is advisory and is required for Australian law purposes. Resolution 4 Approval of potential termination benefits The law in Australia restricts the benefits which can be given to people who hold certain offices in Group companies in connection with cessation of office or employment, unless shareholder approval is obtained. The law is complex and affects our ability to treat employees across the Group consistently and/or abide by the terms of contractual commitments. As described in Appendix 1, approval is sought to give certain benefits to current and future Directors, members of the Executive Committee and other personnel in the Group in a manner that is consistent with our Remuneration Policy, the Consequence Management Framework, relevant short and long term incentive arrangements and other policies and practices. The approval being sought would create no change (and in particular no increase) to the termination benefits which would have otherwise been applied to an outgoing employee under the Remuneration Policy. Approving termination benefits is considered a matter that affects the Group as a whole and will therefore be considered by shareholders of both Rio Tinto Limited and Rio Tinto plc. Approval was most recently sought, and given, by shareholders at the 2023 annual general meetings and was effective from the date on which it was passed, until conclusion of the 2026 AGMs. If approval is obtained, it will be effective until the conclusion of Rio Tinto’s 2029 AGMs. Resolutions 5-14 Election and re-election of Directors The Board has adopted a policy whereby all Directors are required to seek re-election by shareholders on an annual basis. Accordingly, other than Simon Trott, who was appointed to the Board as an Executive Director following his appointment as Chief Executive on 25 August 2025 and is seeking election for the first time, all other Directors will retire and offer themselves for re-election. The Board is of the view that all of the Directors seeking election or re-election continue to be effective and their contribution supports the long-term sustainable success of the Company. Each Director demonstrates the level of commitment required in connection with their role and the needs of the business (including making sufficient time available for Board and committee meetings and other duties). Rio Tinto has satisfactorily undertaken checks into background and experience prior to Simon Trott’s appointment. The skills and experience of each Director, which can be found below and on pages 104-105 of the 2025 Annual Report, demonstrate why their contribution is, and continues to be, important to Rio Tinto’s long-term sustainable success. The Board has also adopted a framework on Directors’ independence and is satisfied that each Non-Executive Director standing for re-election at the meeting is independent in accordance with this framework. Biographical details in support of each Director’s election or re-election are provided below. Simon Trott Chief Executive, BSc (Agric) with Honours. Age 51. Appointed August 2025. Skills and experience: Simon has more than 25 years’ experience in operating, commercial and business development roles across a range of commodities and geographies at Rio Tinto. Since joining, Simon has led businesses including Salt, Uranium, Borates and Diamonds. He has been an Executive Committee member since 2018, most recently as Chief Executive, Iron Ore, and previously as Rio Tinto’s first Chief Commercial Officer. Simon is focused on building a performance culture grounded in clear values. His priorities are delivering new standards of safety and operational excellence, investment discipline and creating long-term value by working closely with customers, partners and communities. Current external appointments: None. Simon is recommended for election. 6Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Explanatory notes to the resolutions continued Dominic Barton BBM Chair, BA (Hons), M.Phil. Age 63. Appointed April 2022; Chair from May 2022. Chair of the Nominations & Governance Committee. Member of People & Remuneration Committee and Sustainability Committee. Skills and experience: Dominic spent over 30 years at McKinsey & Company, including 9 years as the Global Managing Partner, and has also held a broad range of public sector leadership positions. He has served as Canada’s Ambassador to China, Chair of Canada’s Advisory Council for Economic Growth, and Chair of the International Advisory Committee to the President of South Korea on National Future and Vision. Dominic brings a wealth of global business experience, including deep insight into geopolitics, corporate sustainability and governance. His business acumen and public sector experience position him to provide balanced guidance to Rio Tinto. Current external appointments: Chair of LeapFrog Investments and Asia House. Dominic is recommended for re-election. Peter Cunningham Chief Financial Officer, BA (Hons), Chartered Accountant (England and Wales). Age 59. Appointed June 2021. Skills and experience: As Chief Financial Officer, Peter brings extensive commercial expertise from working across the Group in various geographies. He is strongly focused on the decarbonisation of our assets, investing in the commodities essential for the energy transition, and delivering attractive returns to shareholders while maintaining financial discipline. Peter has been with Rio Tinto for over 30 years, during which he has held a number of senior leadership roles, including Group Controller, Chief Financial Officer – Organisational Resources, Global Head of Health, Safety, Environment & Communities, Head of Energy and Climate Strategy, and Head of Investor Relations. Current external appointments: None. Peter is recommended for re-election. Dean Dalla Valle Independent Non-Executive Director, MBA. Age 67. Appointed June 2023. Chair of Sustainability Committee, Member of Nominations & Governance Committee and People & Remuneration Committee. Skills and experience: Dean brings over 4 decades of operational and project management experience in the resources and infrastructure sectors. He draws on 40 years’ experience at BHP where he was Chief Commercial Officer, President of Coal and Uranium, President and Chief Operating Officer Olympic Dam, President Cannington, Vice President Ports Iron Ore and General Manager Illawarra Coal. He has had direct operating responsibility in 11 countries, working across major mining commodities and brings a wealth of experience in engaging with a broad range of stakeholders globally, including governments, investors and communities. Dean was Chief Executive Officer of Pacific National (2017–21). Current external appointments: Chair of Hysata. Dean is recommended for re-election. Susan Lloyd-Hurwitz AM Independent Non-Executive Director, BA (Hons), MBA (Dist). Age 59. Appointed June 2023. Member of People & Remuneration Committee and Sustainability Committee. Skills and experience: Susan brings significant experience in the built environment sector with a global career spanning over 30 years. Most recently Susan was Chief Executive Officer and Managing Director of Mirvac Group for over a decade. Prior to this, she was Managing Director at LaSalle Investment Management, and held senior executive positions at MGPA, Macquarie Group and Lendlease Corporation. Current external appointments: Chair of both the Australian National Housing Supply & Affordability Council and the Australian Centre for Gender Equality and Inclusion @ Work Advisory Board, Non-Executive Director of Macquarie Group, Member of the Sydney Opera House Trust, Global Board member at INSEAD and Fellow of the University of Sydney Senate including Chair of the Senate Building and Estates Committee. Susan is recommended for re-election. Jennifer Nason Independent Non-Executive Director, BA, BCom (Hons). Age 65. Appointed March 2020. Member of Audit & Risk Committee and People & Remuneration Committee. Skills and experience: Jennifer has 39 years’ experience in corporate finance and capital markets. She was the Global Chair of Investment Banking at JP Morgan, based in the US until she retired in February 2025. At JP Morgan, she led the Technology, Media and Telecommunications global client practice for 20 years. She also worked in the metals and mining sector team in Australia, cofounded and chaired the Investment Banking Women’s Network, and sat on the Executive Committee for the Investment Bank. Current external appointments: Co-Chair of the American Australian Business Council, Non-Executive Director of Accenture, Trustee of Dodge and Cox, and member of the Board of GoopKitchen. Jennifer is recommended for re-election. Joc O’Rourke Independent Non-Executive Director, BSc, EMBA. Age 65. Appointed October 2023. Member of the Audit & Risk Committee and Sustainability Committee. Skills and experience: Joc has over 35 years’ experience across the mining and minerals industry. He was the Chief Executive Officer of The Mosaic Company, the world’s leading integrated producer and marketer of concentrated phosphate and potash, from August 2015 to December 2023. He also served as President of Mosaic until recently and previously held roles there including Executive Vice President of Operations and Chief Operating Officer. Prior to this, he was President of Australia Pacific at Barrick Gold Corporation, leading gold and copper mines in Australia and Papua New Guinea. Joc is known for his deep knowledge of the mining industry, and passion for improving safety and operational performance. Current external appointments: Independent Non-Executive Director at The Toro Company and The Weyerhaeuser Company. Joc is recommended for re-election. 7Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Explanatory notes to the resolutions continued Sharon Thorne Independent Non-Executive Director, BA (Hons), FCA. Age 61. Appointed July 2024. Senior Independent Director of Rio Tinto plc. Chair of the Audit & Risk Committee. Member of the Nominations & Governance Committee. Skills and experience: Sharon has extensive experience of auditing and advising clients across a broad range of sectors. She had a 36-year career with Deloitte, becoming an audit partner in 1998. During her time at Deloitte, she held numerous Executive and Board roles before becoming Deputy CEO Deloitte North-West Europe in 2017 and Global Chair from 2019, before retiring at the end of 2023. With a wealth of strategic, transformational and governance experience, Sharon is also an advocate for collective action on environmental sustainability and climate change and is a strong believer in the need for greater diversity, equity, and inclusion in business and civil society. She has long championed greater diversity in senior leadership roles. Current external appointments: Director, Chapter Zero Alliance, Governor, London Business School, Trustee, Royal United Services Institute and Advisory Board Member, Common Goal. Sharon is recommended for re-election. Ngaire Woods CBE Independent Non-Executive Director, BA/LLB, DPhil. Age 63. Appointed September 2020. Member of Nominations & Governance Committee and Sustainability Committee. Skills and experience: Ngaire is the founding Dean of the Blavatnik School of Government, Professor of Global Economic Governance and the Founder of the Global Economic Governance Programme at Oxford University. As a recognised expert in public policy, international development and governance, she has served as an adviser to the African Development Bank, the Asian Infrastructure Investment Bank, the Center for Global Development, the International Monetary Fund, and the European Union. Current external appointments: Trustee of the Stephen A. Schwarzman Education Foundation, Member of the Conseil d’administration of L’Institut national du service public, the Board of Directors of the Berggruen Institute, and the Mo Ibrahim Foundation Council. Ngaire is recommended for re-election. Ben Wyatt Independent Non-Executive Director, LLB, MSc. Age 51. Appointed September 2021. Senior Independent Director of Rio Tinto Limited. Chair of the People & Remuneration Committee. Member of Audit & Risk Committee and Nominations & Governance Committee. Skills and experience: Ben had a prolific career in the Western Australian Parliament before retiring in 2021. He held a number of ministerial positions and became the first Indigenous treasurer of an Australian parliament. His extensive knowledge of public policy, finance, international trade and Indigenous affairs brings valuable insight and adds to the depth of knowledge on the Board. Ben was previously an officer in the Australian Army Reserves and went on to have a career in the legal profession as a barrister and solicitor. Current external appointments: Non-Executive Director of Woodside Energy Group Ltd, Non-Executive Director of West Coast Eagles, member of the Advisory Committee of Australian Capital Equity, and Non-Executive Director (Chair) of Crown Resorts Perth. Ben is recommended for re-election. Resolutions 15-16 Re-appointment and remuneration of auditors Under UK law, the shareholders are required to approve the appointment of Rio Tinto plc’s auditor each year. The appointment runs until the conclusion of Rio Tinto’s 2027 AGMs. Under Rio Tinto’s DLC structure, the appointment of Rio Tinto plc’s auditors is a Joint Decision Matter and has therefore been considered by Rio Tinto Limited and Rio Tinto plc shareholders at each AGM since the DLC structure was established in 1995. On the recommendation of the Audit & Risk Committee, the Board proposes the re-appointment of Rio Tinto plc’s current auditors. KPMG LLP have expressed their willingness to continue in office for a further year. In accordance with UK company law and good corporate governance practice, shareholders are also asked to authorise the Audit & Risk Committee to determine the auditors’ remuneration. Resolution 17 Authority to make political donations Under UK law there is a prohibition against making political donations without authorisation of a company’s shareholders in a general meeting. The authority being sought is not proposed or intended to alter Rio Tinto’s policy of not making political donations, within the normal meaning of that expression. However, the definitions of political donation, political expenditure and/or political organisation in the UK Companies Act are defined very widely. Because of this, it may be that some of Rio Tinto’s activities could fall within this definition and, without the necessary authorisation, Rio Tinto’s ability to communicate its views effectively to political audiences and to relevant interest groups could be inhibited. In particular, the definition of political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups, such as those concerned with the environment. 8Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Explanatory notes to the resolutions continued As a result, the definition may cover legitimate business activities that would not, in the ordinary sense, be considered to be political donations or political expenditure. The authority that the Board is requesting is a precautionary measure to ensure Rio Tinto does not inadvertently breach the UK Companies Act. In accordance with the United States Federal Election Campaign Act, Rio Tinto provides administrative support for the Rio Tinto America Political Action Committee (PAC). The PAC was created in 1990 and encourages voluntary employee participation in the political process. All Rio Tinto America PAC employee contributions are reviewed for compliance with federal and state law and are publicly reported in accordance with US election laws. The PAC is controlled by neither Rio Tinto nor any of its subsidiaries but instead by a governing board of five employee members on a voluntary basis. In 2025, contributions to Rio Tinto America PAC by 11 employees amounted to US$13,313.26, and Rio Tinto America PAC donated US$20,000 in political contributions in 2025. Accordingly, the Directors believe that supporting the authority sought in this resolution is in the interests of shareholders. Any expenditure that may be incurred under this authority will be disclosed in next year’s Annual Report. Details of political expenditure by Rio Tinto during the past year are set out on page 154 in the 2025 Annual Report. Words and expressions used in Resolution 17 that are defined in Part 14 of the UK Companies Act shall have the same meanings for the purposes of Resolution 17. Resolution 18 General authority to allot shares Under section 551 of the Companies Act, the Directors may only allot shares or grant rights to subscribe for, or convert any security into, shares if authorised to do so by shareholders. This Resolution would give the Directors the authority to allot new shares, and grant rights to subscribe for, or convert other securities into shares, up to an aggregate nominal amount equal to £41,831,863 (representing 418,318,630 ordinary shares of 10p each). This amount represents not more than one third of the total issued ordinary share capital of the Company, exclusive of treasury shares, as at 11 March 2026, the latest practicable date prior to publication of this notice (the Latest Practicable Date). For the avoidance of doubt this Resolution does not seek authority to allot new shares in connection with a rights issue or other pre-emptive offer up to a further (second) one third of the total issued ordinary share capital of the Company. At the Latest Practicable Date, the Company held 1,067,389 treasury shares, which represents 0.09% of the total number of the Company’s ordinary shares in issue, excluding treasury shares, at that date. The authority sought under this resolution, if approved, will expire at the end of the AGM of the Company held in 2027 (or, if earlier, at the close of business on 30 June 2027) unless renewed, varied or revoked by the Company in a general meeting. The Directors have no present plans to exercise the authority sought under this resolution, except in connection with employee share and incentive plans. The Directors consider it desirable, however, to have flexibility, as permitted by corporate governance guidelines including the Investment Association’s Share Capital Management Guidelines, to manage the Group’s capital resources. Resolutions 19 Disapplication of pre-emption rights The Directors are also seeking authority to allot new shares (and other equity securities), or sell treasury shares, for cash without first offering them to existing shareholders in proportion to their existing holdings. The authority granted under this resolution would be limited to: (a) where the Company undertakes a pre-emptive offer by way of an open offer or rights issue, then the Directors may make exclusions or other arrangements in order to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas jurisdiction, or the requirements of any recognised regulatory body or stock exchange, or other matters; or (b) otherwise up to an aggregate nominal amount of £16,267,771 (representing 162,677,710 ordinary shares of 10p each). As historically agreed with the Association of British Insurers (the precursor body to the Investment Association), this aggregate amount represents a percentage of the combined issued ordinary share capital of the Company and Rio Tinto Limited (exclusive of shares held in treasury by the Company) as at the Latest Practicable Date, with such amount this year being not more than 10% of the combined Rio Tinto issued share capital. If Resolution 19 is passed, the authority will expire at the end of the AGM of the Company held in 2027 (or, if earlier, at the close of business on 30 June 2027) unless renewed, varied or revoked by the Company in a general meeting. This year we are seeking approval for the increased level of disapplication of pre-emption rights of 10% of the combined issued ordinary share capital of the Company and Rio Tinto Limited (exclusive of shares held in treasury by the Company). A 10% Limit is in line with the Pre-emption Group’s Statement of Principles (last updated in November 2022), and constitutes an increase from the 5% limit sought in previous years. We are not seeking approval for a separate additional authority in respect of acquisitions or specified capital investments. There is no current intention of exercising the authority in Resolution 19 to make non-pre-emptive offers, however the Directors consider it to be appropriate in order to allow the Company increased flexibility to respond to market developments and to finance business opportunities should they arise. The Board confirms that it intends to follow the shareholder protections contained in Part 2B of the Pre-Emption Group Principles. Resolution 20 Authority to purchase Rio Tinto plc shares Consistent with its practice in prior years, the Board is seeking authority to buy back shares in the Group. The overall purpose of the buy-back resolutions of the Company and Rio Tinto Limited is to provide the Group with flexibility in the conduct of its capital management initiatives, whether through on – or off-market share buy-backs in the Company or through on-market buy-backs in Rio Tinto Limited. The Directors have no current intention to exercise the authority conferred pursuant to Resolution 20, and would only intend to do so when that would be in the best interests of the Company and its shareholders. 9Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Explanatory notes to the resolutions continued The authority conferred by the resolutions to be approved at the Company’s and Rio Tinto Limited’s 2026 AGMs would allow buy-backs of ordinary shares in the Company, either by the Company on-market or by Rio Tinto Limited (or a subsidiary of Rio Tinto Limited) on-market, and buy-backs by Rio Tinto Limited of its ordinary shares on-market. In 2025, there were no capital management share purchase programmes. Under the DLC agreements, the approval for a buy-back of the Company’s ordinary shares, whether by the Company or by Rio Tinto Limited (or a subsidiary of Rio Tinto Limited), is voted on by the Company’s shareholders only. Similarly, the approval for Rio Tinto Limited to buy back its ordinary shares is voted on by Rio Tinto Limited shareholders only. These approvals were most recently renewed at the 2025 AGMs and expire on the date of the 2026 AGMs. Authority is sought for the Company, Rio Tinto Limited and/or any of Rio Tinto Limited’s subsidiaries, to purchase up to 10% of the issued ordinary share capital of the Company during the period stated below. The authority will expire at the end of the AGM of the Company held in 2027 (or, if earlier, at the close of business on 30 June 2027). The authority sought would permit the Company, Rio Tinto Limited and/or any of Rio Tinto Limited’s subsidiaries to purchase up to 125,495,589 of the Company’s ordinary shares, representing approximately 10% of its issued ordinary share capital, excluding the shares held in treasury, as at the Latest Practicable Date. The maximum price that may be paid for an ordinary share (exclusive of expenses) is an amount equal to the higher of: (a) 5% above the average of the middle market quotations for an RTP Ordinary Share as derived from the London Stock Exchange Daily Official List during the period of five business days immediately prior to the day on which such share is contracted to be purchased; or (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The minimum price that may be paid for an ordinary share (exclusive of expenses) is its nominal value. By way of illustration, the purchase of ordinary shares in the Company with a total value of US$500 million at exchange rates prevailing on 31 December 2025 would (if funded by debt), increase the Group’s net debt and reduce equity attributable to shareholders by US$500 million and, on the basis of the Group’s 2025 financial statements, would increase the ratio of net debt to total capital by 0.7 percentage points, from 17.6% to approximately 18.3%. The total number of outstanding employee share awards at the Latest Practicable Date was 7,019,536, which represents 0.56% of the issued ordinary share capital, excluding the shares held in treasury at that date. If the Company were to buy back the maximum number of shares permitted pursuant to this resolution, then this number of awards would represent 0.62% of the issued ordinary share capital, excluding the shares held in treasury. Pursuant to the Companies Act, the Company can hold the ordinary shares that have been repurchased itself as treasury shares and resell them for cash, cancel them (either immediately or at a point in the future) or use them for the purposes of its employee share plans. Whenever any ordinary shares are held as treasury shares, all dividend and voting rights on these shares are suspended. Any shares purchased under the authority, if approved, would be cancelled. The authority being sought in paragraph (a) of Resolution 20 extends to Rio Tinto Limited and/or any of its subsidiaries. Any purchase by the Company from Rio Tinto Limited (or such subsidiaries) of the Company’s ordinary shares would be an off-market purchase and the Companies Act requires the terms of any proposed contract for an off-market purchase to be approved by a special resolution of the Company before the contract is entered into. Such approval is sought in paragraph (b) of Resolution 20. The Company is seeking the approval of shareholders for such off-market purchases from Rio Tinto Limited and/or any of its subsidiaries as may take place to be made at a price not less than one penny per parcel of shares. It is expected that such purchases would occur for nominal consideration. It is immaterial to the shareholders of either the Company or Rio Tinto Limited if Rio Tinto Limited or any of Rio Tinto Limited’s subsidiaries make a gain or a loss on such transactions as they have no effect on the Group’s overall resources. The underlying purpose of these transactions would be to facilitate any capital management programme that the Group may be implementing at the relevant time, with the intention of returning surplus cash to shareholders in the most efficient manner. The DLC Merger Sharing Agreement contains the principles of equalisation, which ensure that entitlements to distributions of income and capital will be the same for all continuing shareholders regardless of whether the Company’s or Rio Tinto Limited’s shares are purchased or whether the Company, Rio Tinto Limited or a subsidiary of Rio Tinto Limited acts as the purchaser. Rio Tinto Limited will also seek to renew its shareholder approval to buy back its own ordinary shares at its 2026 AGM on 6 May 2026. Resolution 21 Notice period for general meetings other than AGMs Changes made to the Companies Act by the Companies (Shareholder Rights) Regulations 2009 (the Regulations) increased the notice period required for general meetings of the Company to 21 days, unless shareholders approve a shorter notice period, which cannot, however, be less than 14 clear days. AGMs will continue to be held on at least 21 clear days’ notice. Before the Regulations came into force on 3 August 2009, the Company was able to call general meetings, other than an AGM, on 14 clear days’ notice without obtaining such shareholder approval. To preserve this ability, the Company has sought and obtained the required shareholder approval at each AGM since 2009. Resolution 21 seeks to renew this approval. The approval will be effective until the Company’s AGM in 2027, when it is intended that a similar resolution will be proposed. The shorter notice period would not be used as a matter of routine for such meetings but only where the flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. 10Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 Why shareholder approval is being sought Relevant law in Australia (sections 200B and 200E of the Corporations Act 2001 (the Act)) restricts the benefits (termination benefits) which can be given to certain individuals in connection with the individual ceasing employment or ceasing to hold an office with Rio Tinto. The effect of such restrictions would be to pre-empt in some cases, either the application of the Remuneration Policy which shareholders have approved, or conformity with the provisions of individuals’ pre-existing contracts of employment. The Act applies to individuals (Relevant Executives) who hold a managerial or executive office, as defined in the Act, in Rio Tinto Limited or a related body corporate or individuals who have held such an office during the last three years before they ceased to hold such an office or position of employment. This includes members of Rio Tinto’s Key Management Personnel (KMP) (note this includes all Rio Tinto Directors) and directors of subsidiary companies of Rio Tinto Limited. Under the Act, a Relevant Executive may only be given a termination benefit that would otherwise be restricted, if it is approved by the relevant shareholders or an exemption applies. The exemptions include an exemption for benefits such as statutory entitlements to accrued annual and long-service leave, amounts required to be paid by law or by court order, certain types of “deferred bonuses” and, subject to certain conditions, payments made in accordance with a company’s redundancy policy. Beyond that, in general terms, certain benefits are permitted if they are within a monetary cap. This termination cap is broadly equivalent to the average 12-months’ base salary of the person concerned over the three years preceding cessation of office. If termination benefits are provided beyond those permitted by the Act, a breach of the Act can occur even if the Relevant Executive has a pre-existing contractual entitlement to the benefit. Having regard to the potentially wide application of the Act and the uncertainties it can cause, the Directors are of the view that it is appropriate and prudent to seek shareholder approval, as contemplated by the Act, so that termination benefits are able to be provided to Relevant Executives in conformity with the Remuneration Policy where applicable, without any risk of a breach of the Act. The approval being sought would create no change (and in particular no increase) to the termination benefits which would have otherwise been applied to an outgoing employee under the Remuneration Policy. Approval was most recently sought, and given, by shareholders at the 2023 AGMs and it is effective until conclusion of the 2026 AGMs. Global Group The Rio Tinto Group consists of Rio Tinto plc and Rio Tinto Limited and their respective subsidiaries (of which there are currently just over 500) under the DLC. These entities are incorporated in multiple jurisdictions across the world. The Boards and Executive Committees of Rio Tinto plc and Rio Tinto Limited are common (currently 17 people). Details of these 17 individuals are contained on pages 104-106 of the 2025 Annual Report. Relevant Executives are employed through a number of Group companies and many of them are employed outside Australia, on terms that are not typically the same as Australian employment contracts, but rather have been designed to be consistent with local practices and regulations. At this time we estimate that there are several hundred Relevant Executives that the Act could apply to. Rio Tinto operates in global and local markets where it competes for a limited pool of talented executives. As a global organisation, Rio Tinto also seeks to ensure that, to the extent possible, it can be consistent across the Group in the benefits it is able to offer and Rio Tinto also tries to ensure that people are not disadvantaged by moving to different roles or jurisdictions within the Group. These are not new benefits The Directors are of the view that the Group’s remuneration arrangements and strategy, including the termination benefits that are payable, are fair and reasonable for the Group and employees. The Group’s Remuneration Report has been voted on by shareholders each year since 2002 and the latest report is set out on pages 122-149 of the 2025 Annual Report. Shareholders are not being asked to approve any increase in the remuneration or benefits for any Relevant Executive, any changes to their underlying employment arrangements or their entitlements under any existing plans. No changes to the terms of current share plan rules nor any variations to the existing discretions of the Board or the People & Remuneration Committee are proposed. Rather, shareholders are being asked to approve Rio Tinto’s existing policy and practices, including the discretions of the Board and People & Remuneration Committee, so as to enable Rio Tinto to continue to operate its remuneration programmes, to support the Group’s strategy, as described in the Remuneration Report. Rio Tinto introduced a Consequence Management Framework, which is reported on in the 2021 Remuneration Report. The Consequence Management Framework does not alter the terms of any incentive plan or other benefit arrangements but it does provide guidance as to how the People & Remuneration Committee’s discretions to apply malus and clawback under incentive plans will be exercised. Approval is being sought for the following termination benefits Shareholder approval is being sought for all purposes, including for the purpose of sections 200B and 200E of the Act, for any termination benefits that may be provided to Relevant Executives as described in this appendix. This approval does not guarantee that any specific Relevant Executive will receive the benefits in the remuneration programmes described in this appendix, but rather preserves the discretions of the Board and the People & Remuneration Committee to determine the most appropriate termination package in accordance with this appendix and consistently with the Remuneration Policy and the Consequence Management Framework. The amount or value of a benefit that a particular Relevant Executive may be entitled to will depend on a number of factors. Set out in the tables below are a range of benefits that may be treated as potential termination benefits, the manner in which the amount or value of that benefit may be calculated and the matters, events or circumstances that will, or will be likely to, affect the calculation of that amount or value. 11Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 continued Shareholder approval is being sought to the extent required to allow the provision of benefits up to the maximum amount or value under the relevant arrangements described in this appendix, including by the exercise of discretion as described and in addition to other benefits that are treated as exempt benefits under the Act (and which are not taken into account in calculating the termination cap). Alternatively, Rio Tinto and a Relevant Executive may agree not to rely on this approval to any extent and to instead rely on the provisions of the Act. Not all of the benefits in this appendix require shareholder approval. However, in the interests of good governance and transparency, the Board considers it appropriate to seek approval for all benefits that are potentially payable when a Relevant Executive ceases to hold office. Approval is sought for a three-year period If approval is obtained, it will be effective for a period of three years from the date the resolution is passed. That is, shareholder approval will be effective for all termination benefits paid or granted to a Relevant Executive who ceases to hold office or a position of employment during the period beginning at the conclusion of the Rio Tinto AGMs in 2026 and expiring at the conclusion of the Rio Tinto AGMs in 2029. If considered appropriate, the Directors would consider seeking a new approval from shareholders at the Rio Tinto AGMs in 2029. It can be reasonably anticipated that aspects of the relevant employment agreements, practices, relevant share plans and retirement plans will be amended from time to time in line with market practice and changing governance standards and, where relevant, these changes will be reported in Rio Tinto’s Remuneration Report, which forms part of the Annual Report. However, it is intended that this approval will remain valid for as long as these agreements, practices and plans provide for the treatment on cessation of employment as set out in this appendix. Table 1: Potential benefits Agreement or plan Treatment on cessation of employment Employment agreements As described in the Group’s Remuneration Policy (as approved in 2024), certain executives have service contracts that, save as noted below, can be terminated by either party with 12 months’ notice in writing, or immediately by paying the base salary only in lieu of any unexpired notice. An initial notice period of up to 24 months during the first two years of employment, reducing to 12 months thereafter, may sometimes be necessary to secure an external appointment. All other Relevant Executives are employed pursuant to employment agreements which are capable of termination by Rio Tinto on giving the relevant period of notice under the agreement (generally between 12 and three months), or immediately by making payment in lieu of notice. Relevant Executives may be required to undertake garden leave during all or part of their notice period and may receive their contractual salary, benefit under incentive plans that exist from time to time (including short term incentive plan (STIP), continued vesting of share awards granted under any of the Group’s employee share plans), and benefits during the notice period or the cash equivalent. Where applicable, tax equalisation and other expatriate benefits will continue in accordance with the Relevant Executive’s prevailing terms and conditions. Rio Tinto may make payment in lieu of some or all of the notice period in accordance with the terms of the employment agreement. This payment can include any amounts as contemplated by the employment agreement. Accrued, but untaken, annual leave and any long-service leave will be paid out on termination, in accordance with the relevant country legislation and applicable practice applying to employees, which may be in excess of statutory entitlements. On termination, Rio Tinto will pay relocation or expatriation benefits as agreed on the original expatriation and/or in accordance with its applicable policies on travel and relocation. Rio Tinto may also agree to pay the Relevant Executive the monetary value of relocation or expatriation benefits in lieu of actually providing them, including relocation or expatriation benefits that the Relevant Executive would have received during a period of notice that was paid in lieu. On termination, other than for cause, Rio Tinto may make a payment in consideration of the departing Relevant Executive confirming, extending or entering into appropriate restrictive covenants to protect Rio Tinto and its shareholders. The amount of such payment will be determined by the People & Remuneration Committee (or the Chief Executive or Executive Committee acting under delegation from the People & Remuneration Committee) based on the content and duration of the covenant. 12Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 continued Agreement or plan Treatment on cessation of employment Short Term Incentive Plan (STIP) If a Relevant Executive who is an eligible leaver1 leaves the Group during a performance year, the Relevant Executive may be awarded a pro rata portion of the STIP based on the portion of the year served and based on actual assessment of performance against targets. No portion of the award will be deferred into shares and any cash payment will be made at the normal STIP payment date. If a Relevant Executive provides Rio Tinto notice of their resignation during the performance year, but will not leave the Group until after the end of the performance year, the Relevant Executive may receive an award under the STIP. As explained in the 2025 Remuneration Report, a Consequence Management Framework is in place, which provides guidelines as to how the People & Remuneration Committee’s discretions in incentive arrangements will be applied. This would include the exercise of discretions with respect to malus and clawback provisions, among other things. On termination, discretions under the STIP would be determined in light of the Consequence Management Framework. Other incentive plans, including share-based plans Relevant Executives may be participants in other incentive plans that exist from time to time. Such plans include share-based incentive plans and other plans that are described in Rio Tinto’s Remuneration Report. The plans may also include plans that are in place within entities that Rio Tinto acquires from time to time. The treatment of a Relevant Executive’s awards under such incentive plans upon leaving the Group will depend on a number of factors, including the particular circumstances of the Relevant Executive’s departure and the ways in which the Remuneration Policy and Consequence Management Framework would guide the exercise of discretions and rights in those circumstances. Accordingly, it is not possible to confirm the amount or value of a payment or a benefit that may become payable. However, set out in Table 2 below, is an overview of the relevant circumstances that would affect the determination of that amount or value. The Remuneration Report contains details of the operation of the principal incentive plans in which Relevant Executives may participate. The standard operation of those plans will include: • awards, including any vested awards subject to a retention period, lapsing if the Relevant Executive leaves the Group due to resignation, misconduct or any other reason at the discretion of the People & Remuneration Committee; • awards, including any vested awards subject to a retention period, lapsing where the Relevant Executive has breached important contractual obligations; • awards held by a Relevant Executive below Executive Committee level that are not subject to performance conditions vesting on leaving; and • awards subject to a performance condition remaining subject to the satisfaction of the performance condition/s. The approval that is now sought to be renewed would continue to permit Rio Tinto to retain and exercise discretion in relation to eligible leavers (where permitted by the terms of the applicable incentive plan and where consistent with the Remuneration Policy and the Consequence Management Framework) to decide: • to vest or lapse (in part or in full) incentive awards; • to permit a pro-rata vesting of awards based on the Relevant Executive’s period of service; • to permit vesting of awards prior to a scheduled vesting date but subject to the satisfaction of a performance condition; • to permit awards to remain on foot (in part or in full) in accordance with the terms on which they were granted; and • to otherwise vary a Relevant Executive’s awards. It can be reasonably anticipated that aspects of existing incentive plans will be amended from time to time, including during the period in which this approval would be in operation. Similarly, Rio Tinto may introduce new incentive plans within the Group during the period in which this approval would be in operation. Where relevant such changes will be reported in the Remuneration Report. Pension or superannuation plan Employment benefits typically include participation in a pension plan, superannuation scheme, or a cash allowance to contribute to a personal pension or superannuation scheme. These may be defined benefit plans or contribution plans. Rio Tinto may make employer contributions to such plans and may also facilitate employee contributions either directly or through salary sacrifice arrangements. In some cases, these plans are funded externally or constitute unfunded promises made by Rio Tinto. The contributions or entitlements provided by Rio Tinto may exceed the minimum statutory requirement or be provided in jurisdictions where there is no statutory requirement. Pensions may be payable before, at or after termination. 1. The concept of eligible leaver is defined in the relevant plans or policy. In addition to circumstances such as departures for ill health, injury and disability, applicable plans and policies can also include a discretion on the part of Rio Tinto to treat a person as an eligible leaver. Generally, where plans impose vesting conditions on awards, the plans also grant to the People & Remuneration Committee the discretion to vary or waive those conditions in certain circumstances. Additionally, such discretions are subject to the application of the Consequence Management Framework described above. 13Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 continued Agreement or plan Treatment on cessation of employment Other benefits In certain jurisdictions, such as Canada and the USA, employees and their dependants may also be eligible for post-retirement benefits such as medical and life insurance. Rio Tinto may also agree to provide certain other benefits for a period following termination where the arrangements are provided under term contracts or in accordance with the terms of the service contract, for example relocation or expatriation benefits, payment for financial advice, tax advice and preparation of tax returns for a tax year. In some cases, a Relevant Executive may receive a modest retirement gift. Rio Tinto may also pay reasonable legal and other professional fees including outplacement support, to or in respect of a Relevant Executive in connection with any termination of employment. These may include legal fees incurred in negotiating a settlement or separation agreement with Rio Tinto. Retrenchment policy The treatment described below only applies to Relevant Executives who are not, or were not, members of Rio Tinto’s Executive Committee. If termination is a result of redundancy, the terms of the relevant local policy may apply. For eligible employees (which does not include members of Rio Tinto’s Executive Committee), the Group’s retrenchment policy generally provides for a payment determined by reference to the number of years of service of the Relevant Executive and the total remuneration of the Relevant Executive as at the termination date. There is some variation in the retrenchment policy applying across the Group to reflect different market practice in the jurisdictions in which the Group operates. Applicable policies may provide for redundancy pay based on years of service, in lieu of additional notice (in addition to other notice entitlements) and other benefits. The benefits provided under the retrenchment policy are not contractual in nature and may be revised, reduced or otherwise varied by the Group. Other amounts payable at law While many of the termination benefits to which a Relevant Executive may become entitled on ceasing employment are provided under the relevant employment agreement, there may be additional benefits, the payment of which is required by law, depending on the jurisdiction in which the Relevant Executive is based at the time they cease employment. This approval is intended to cover any such payments. The value of the payments will be calculated as prescribed by law, which may take account of any number of factors (for example, the Relevant Executive’s length of service with Rio Tinto, the circumstances of the Relevant Executive’s cessation of employment, etc.). Settlement or separation agreements Rio Tinto may enter into a settlement or separation agreement with a Relevant Executive in connection with the termination of their employment. In accordance with the Remuneration Policy, Rio Tinto may agree in the settlement or separation agreement to pay such amount as it determines is reasonable to settle any claims which in the People & Remuneration Committee’s view are legitimate which the Relevant Executive may have in connection with the termination of employment. Rio Tinto may also agree to other clauses that are typically included in settlement or separation agreements (for example, confidentiality, releases, non-disparagement, etc.). 14Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 continued Table 2: Relevant circumstances Benefit, agreement or plan Circumstances affecting the calculation or amount of benefits2 All benefits, agreements and plans The circumstances of the Relevant Executive’s cessation of employment. The Relevant Executive’s length of service with Rio Tinto. The statutory requirements and market practice of the jurisdiction in which the Relevant Executive is employed. Any other factors that the People & Remuneration Committee determines to be relevant when exercising discretions that might be available to Rio Tinto. The application of the Remuneration Policy and Consequence Management Framework. Employment agreements The Relevant Executive’s base pay and, where appropriate, contractual benefits and other benefits (for example, STIP, relocation and expatriation benefits, etc.) at the time of cessation of employment. Whether the Relevant Executive is an employee requiring repatriation or relocation. The amount of leave accrued by the Relevant Executive. The content and duration of the restrictive covenant and prevailing market practice. Any eligibility for payments under employment agreements established by a company acquired by Rio Tinto. Short Term Incentive Plan (STIP) The Relevant Executive’s target STIP opportunity for the period, which will be set in advance in accordance with the Remuneration Policy. The applicable performance measures and performance against those measures. Other incentive plans, including share-based plans The level of employment of the Relevant Executive (for example, whether the Relevant Executive is employed below Executive Committee level). The number of awards held by the Relevant Executive prior to cessation of employment. The time period served during the performance period by the Relevant Executive up to the date of cessation of employment. The applicable performance measures and performance against those measures. The number of awards that vest and their applicable vesting date(s). The market price of Rio Tinto shares at the relevant time. The dividends declared over the vesting period of the awards. Pension or superannuation plans The pension or superannuation plan the Relevant Executive participates in. The value of contributions made and earnings and capital growth or loss. The manner in which the governing rules of the pension or superannuation plan provide for calculation of the relevant benefit. The fees, taxes, costs, and expenses deducted from the Relevant Executive’s account. The terms of any insurance policies that are referrable to the Relevant Executive. Other benefits The value of the services, benefits or entitlements that the Relevant Executive is given. Retrenchment policy Whether the Relevant Executive is not, or was not, a member of Rio Tinto’s Executive Committee. Retrenchment policies in each jurisdiction are aligned with local market practice and applicable law. The number of years of service and base pay and other benefits as at the termination of employment. Settlement or separation agreements Any claims that the Relevant Executive may have in connection with the termination of employment and the reasonable value of those claims. The clauses that are typically included in settlement or separation agreements from time to time. 2. In all cases, treatment will be subject to, and in accordance with, these explanatory notes, the Remuneration Policy and where applicable the terms of any applicable plan, policy or contract and the law. For example, under some Employee Incentive Plans, the People & Remuneration Committee retains the discretion in certain circumstances to reduce the level of vesting of an award, determine that an award does not vest or clawback an award made after vesting. Nothing in this approval is intended to limit the exercise of such discretions. 15Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Further information about the meeting Arrangements for the meeting to be held in parallel with, and at the same time as, Rio Tinto Limited’s 2026 AGM The 2026 Rio Tinto plc AGM in London is to be held in parallel with, and at the same time as, the 2026 Rio Tinto Limited AGM in Perth. Your Directors will be present in person at the Rio Tinto Limited meeting being held contemporaneously in Perth, and will participate in the Rio Tinto plc meeting in London by way of audio-visual communication facilities and be treated as present for all purposes at the Rio Tinto plc AGM under Article 54A(A)(i) of the Rio Tinto plc Articles of Association. It is proposed that the chair of the Rio Tinto plc and Rio Tinto Limited meetings will be the Chair of the Board, and that he will be physically present at the Rio Tinto Limited meeting in Perth. He will be deemed present at the Rio Tinto plc meeting pursuant to Article 54A(B)(i) of the Rio Tinto plc Articles of Association, and Rio Tinto plc shareholders present at the Rio Tinto plc meeting in London will be able to address questions to the chair of the meeting by way of those audio-visual communication facilities. The chair of the meeting may determine what steps should be taken to facilitate the conduct of the Rio Tinto plc meeting, including appointment of a supplementary chair who will be the chair of the Rio Tinto plc meeting for all purposes if the audio-visual communication facilities linking the contemporaneous meetings are, or become, not operational (in whole or part) and from that time onwards. Rio Tinto plc shareholders can participate in the meeting in person or online. Attendance by a Rio Tinto plc shareholder at the Rio Tinto Limited meeting in Perth will not constitute attendance at the Rio Tinto plc meeting. General information Shareholders should note that the doors to the AGM will be open from 8:15am. To facilitate entry into the meeting, shareholders are requested to bring with them the attendance card, which is attached to the proxy form. Proxies and corporate representatives should bring the authority or power of attorney or other written authority (or a notarially certified copy of such authority) under which they have been appointed to attend the meeting. Mobile phones may not be used in the AGM. Cameras or any type of recording device are not allowed in the AGM. Please refer to the map on page 19 for the location of the AGM. Accessibility The AGM will be held in the Exploration suite on the fourth floor. There are lifts to the fourth floor, all of which can accommodate wheelchair access. There are accessible toilet facilities located on the second and fifth floor and all are equipped with emergency alarms. There is no fixed seating, so wheelchair spaces can be positioned anywhere in the meeting room. In addition, all corridors provide for wheelchair access. There are induction loops fitted in the meeting room. Guide dogs, hearing dogs and other assistance dogs are welcome. Blue badge parking bays can be found on Chancery Lane and Southampton Buildings. Webcast The AGM will be webcast live and will be available at riotinto.com/agm. The live webcast may include the question and answer sessions with shareholders as well as background footage of those in attendance. Photographs may also be taken at the meeting and published in the media or used in future Rio Tinto publications. If you attend the AGM in person you may be included in the webcast recording and photographs. Online participation Shareholders who are unable to attend in person can participate in the meeting, view and listen to proceedings, ask written and audio questions and vote in real time online. To access the meeting: Visit https://meetings.lumiconnect.com/100-254-214-445 on your computer, tablet or smartphone. You will need the latest version of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible. Please note that this meeting link is for the Rio Tinto plc meeting only, Rio Tinto Limited shareholders should access the meeting via the link published in the Rio Tinto Limited notice of meeting. You will be prompted to enter a login which is your: • Shareholder Reference Number (SRN); and • PIN. Your personalised SRN and PIN are printed on your form of proxy. If you are unable to access your SRN and PIN, please contact the Company’s registrar, Computershare Investor Services PLC (Computershare), using the details set out on page 19. Duly appointed proxies and corporate representatives: following receipt of a valid appointment, please contact Computershare before 5:30pm on 30 April 2026 to obtain your SRN and PIN. Guests: Guests can access the live meeting webcast at: https://meetings.lumiconnect.com/100-254-214-445. Online registration will open at 8:00am, on Wednesday, 6 May 2026 (one hour before the scheduled start time of the meeting). For the best shareholder experience, Rio Tinto recommends using a computer to access the Lumi website. Further details on accessing Lumi and joining the meeting, asking questions and voting, including the online user guide, will be made available prior to the meeting at riotinto.com/agm. Pre-submitted questions Shareholders are encouraged to pre-submit written questions to the Company. All written questions must be submitted via email to RTPAGMquestions@riotinto.com and must be received by no later than 5:00pm on Wednesday, 29 April 2026. Total voting rights As at the Latest Practicable Date, the total number of issued ordinary shares in the Company is 1,256,023,286 ordinary shares of 10p each, each with one vote. 1,067,389 ordinary shares of 10p each are held in treasury. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings. Accordingly the total number of voting rights in Rio Tinto plc is 1,254,955,897 which is used to calculate the approval thresholds for sole decision matters. The voting arrangements for shareholders under the Group’s DLC structure, including in respect of Joint Decision Matters, are explained in the shareholder information section of the 2025 Annual Report. 16Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Further information about the meeting continued Voting and proxies Entitlement to attend and vote Including for the purposes of regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company as at 8:00pm on 1 May 2026 (the Specified Time) shall be entitled to participate and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after the Specified Time shall be disregarded in determining the rights of any person to participate and vote at the meeting. If the meeting is adjourned to a time not more than 48 hours after the Specified Time applicable to the original meeting, that time will also apply for the purposes of determining the entitlement of members to participate and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. If, however, the meeting is adjourned for a longer period, then to be entitled to participate and vote at the meeting, members must be entered on the Company’s register of members at a time that is not more than 48 hours before the time fixed for the adjourned meeting or, if the Company gives notice of the adjourned meeting, at the time specified in that notice. Shareholders can participate in the AGM virtually via a live webcast, where they will be able to vote and ask questions. The Company will also ensure that the legal requirements to hold the meeting are met by the attendance at the place of the meeting of a minimum number of shareholders to form a quorum. Voting exclusions Resolutions 2, 3 and 4 Rio Tinto will disregard any votes cast on Resolutions 2, 3 and 4: • by or on behalf of any person named in the Remuneration Report for the year ended 31 December 2025 as a member of Key Management Personnel (KMP) (as defined in the Australian Corporations Act), or their closely related parties, regardless of the capacity in which the vote is cast; and • as a proxy by a person who is a member of KMP at the date of the meeting or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on the relevant resolutions (as applicable): • in accordance with a direction in the proxy form; or • by the chair of the meeting pursuant to an express authorisation to exercise the proxy. Any other current or potential future employee or Director of a Rio Tinto Group entity who wishes to preserve the benefit of Resolution 4 for themselves, must not vote and must ensure their associates do not vote on the resolution. However, they may cast a vote as a proxy for a person entitled to vote, provided they are voting in accordance with a direction on the proxy form. Appointment of proxies A member entitled to participate and vote at the meeting is entitled to appoint one or more persons of their choice, who need not be a member of the Company, as their proxy to exercise any or all of their rights to participate and vote on their behalf at the meeting. A member may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A member may only appoint a proxy or proxies by the methods specified in this notice. Members entitled to vote will be provided with a proxy form. To be effective the proxy form and any power of attorney or other written authority under which it is executed (or a notarially certified copy of any such authority) must reach the transfer office of the Company at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ by 9:00am on 1 May 2026 or not less than 48 hours before the time of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the taking of the poll at which it is to be used. Completion and return of the proxy form will not prevent a member from participating and voting at the meeting themselves (and shareholders are referred to page 16 for details of how to participate in the AGM online). For further information please refer to your proxy form. If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact our registrar using the details set out on the final page of this notice of meeting. Proxy lodgement online Shareholders can also lodge their proxy forms online at: www.investorcentre.co.uk/eproxy and follow the prompts. To use this facility you will need the Control Number together with your SRN and PIN as shown on the proxy form or the AGM email notification sent to you. You will be deemed to have signed the proxy form if you lodge it in accordance with the instructions on the website and by the latest time for receipt of proxy appointments specified under the heading “Appointment of proxies” above. Proxy lodgement via CREST CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website (euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (ID 3RA50) by the latest time for receipt of proxy appointments specified under the heading “Appointment of proxies” above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which Computershare Investor Services PLC (or any other agent of the company) is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsor or voting service provider(s) should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. 17Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Further information about the meeting continued It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company and/or its agents may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5) (a) of the Uncertificated Securities Regulations 2001. Voting via Proxymity If you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to: www.proxymity.io. Your proxy must be lodged by 9:00am on 1 May 2026, in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy. Corporate representatives and nominated persons Appointment of corporate representatives Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if there is more than one corporate representative, they do not do so in relation to the same shares. Any person appointed as a corporate representative will need to contact our registrar Computershare ahead of the meeting to submit their Letter of Representation; Computershare will then issue any relevant joining details, including for corporate representatives wishing to participate online. Contact details for Computershare can be found in the useful addresses section on page 19. Any person appointed as a corporate representative will need to present their Letter of Representation at registration. Nominated persons If you hold your shares through a broker or a nominee and you wish to participate in the meeting, you will need to ask your broker or nominee to appoint you either as a proxy or as a corporate representative. For information on how to appoint a proxy or a corporate representative, please see the notes above. If you have not been appropriately appointed, you may not be able to participate in the meeting. Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act to enjoy information rights (a Nominated Person) may, under an agreement between them and the shareholder by whom they were nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, they may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies in the section headed “Appointment of proxies” above does not apply to Nominated Persons. The rights described in that paragraph can only be exercised by shareholders of the Company. Corporate representative and nominated persons right to ask questions Any member, proxy or corporate representative participating in the meeting has the right to ask questions. The Company will answer questions relating to the business being dealt with at the meeting, but may choose not to answer if: (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered. Guests will not be permitted to ask questions. Website publication of audit concerns Under section 527 of the Companies Act, members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (a) the audit of the Company’s accounts (including the Auditors’ report and the conduct of the audit) that are to be laid before the AGM for the financial year ended 31 December 2025; or (b) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with section 527 or 528 (requirements as to website availability) of the Companies Act. Where the Company is required to place a statement on a website under section 527 of the Companies Act, it must forward the statement to the Company’s auditors not later than the time when it makes the statement available on the website. The business that may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act to publish on a website. Documents available for inspection The following documents will be available at the registered office of the Company from the date of this notice until the close of the AGM (and, also at the place of the meeting from at least 15 minutes prior to and during the meeting until its conclusion): (1) proposed form of contract between Rio Tinto plc and Rio Tinto Limited and/or any of its subsidiaries for the purchase off-market of ordinary shares issued by the Company; and (2) copies of Directors’ service contracts and letters of appointment with Rio Tinto Group companies. 18Rio Tinto plc 2026 Notice of annual general meeting riotinto.com

Meeting location map and useful addresses


SOUTHAMPTON ROW
THEOBALDS RD
GRAY'S INN RD
FARRINGDON STN
FARRINGDON RD
CHANCERY LANE STN
HIGH HOLBORN
HOLBORN
ETC.VENUES CHANCERY LANE
HIGH HOLBORN
HOLBORN STN
NEW FLEET LN
NORWICH ST
CHANCERY LN
FARRINGDON ST
LINCOLN'S INN FIELDS
KINGSWAY
FETTER LN
CAREY ST
LONDON SCHOOL OF ECONOMICS AND POLITICAL SCIENCE
ROYAL COURTS OF JUSTICE
FLEET ST
ALDWYCH
STRAND

View our Annual Report at:
riotinto.com/annualreport

Investor centre

At Rio Tinto, we want shareholders to take advantage of electronic communications. By signing up to receive e-communications you will be helping to reduce print, paper and postage costs and the associated environmental impact.

To register to receive all your shareholder communications electronically visit Investor Centre at www.investorcentre.co.uk.

By signing up, you can also:

- vote electronically;
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- set up a dividend mandate; and
- amend your registered postal address and your dividend mandate details.

Registered office

Rio Tinto plc
6 St James's Square London SW1Y 4AD

riotinto.com

Telephone: +44 (0) 20 7781 2000

Registrar

Please contact our registrar if you have any queries about your shareholding:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road Bristol BS99 6ZZ

www.investorcentre.co.uk/contactus

Telephone:

+44 (0) 800 435 021 (in the UK); or
+44 (0) 370 703 0350 (overseas)

Rio Tinto plc 2026 Notice of annual general meeting 19 riotinto.com

Rio Tinto plc Registered office: 6 St James’s Square London SW1Y 4AD (Registered in England, No. 719885)